UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 1, 2018

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

On August 1, 2018, BeyondSpring Inc. (the “Company”) appointed Richard J. Daly as its Chief Operating Officer, effective immediately. Mr. Daly will be responsible for global commercial operations at the Company, as well as business development, strategic partnering and alliance management.

Mr. Daly joins the Company with more than 25 years of experience heading business and commercial operations for leading pharmaceutical and biotech companies, including as Executive Vice President at Takeda Pharmaceuticals U.S. and as President of AstraZeneca’s U.S. Diabetes subsidiary. Most recently, Mr. Daly served as CEO, President and Chairman of Neuralstem, Inc. Mr. Daly currently serves on the boards of Catalyst Pharmaceuticals and Opiant Pharmaceuticals.

Mr. Daly was instrumental in building Takeda North America from 14 people to more than 3,000 employees and $5 billion in sales in less than seven years. During his 13-year tenure, he served as Executive Vice President, U.S., where he was responsible for business development for the Americas and for expanding the company’s commercial footprint across North and South America and into new therapeutic areas including oncology.  As President of AstraZeneca’s U.S. Diabetes subsidiary, Mr. Daly led commercial initiatives that transformed the Bristol-Myers Squibb and AstraZeneca Diabetes Alliance into the fastest-growing diabetes franchise in the U.S. in less than 12 months. Mr. Daly earned an MBA from Northwestern University’s Kellogg School of Management and holds a B.S. in microbiology from University of Notre Dame.

On August 1, 2018, the Company issued a press release regarding the appointment of Mr. Daly, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The information contained in this report, except the second and fourth paragraphs of Exhibit 99.1, which contain certain quotes by Dr. Lan Huang, CEO of the Company and Mr. Daly, respectively, is hereby incorporated by reference into the Registration Statement on Form F-3(File No. 333-224437) and Registration Statement on Form S-8 (File No. 333-216639).

Exhibit No.	Description

99.1	Press release, dated August 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang

Name:	Lan Huang
Title:	Chairman and Chief Executive Officer

Date: August 1, 2018